Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for 2018 First Fiscal Quarter

FOSHAN, January 23, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the 2018 first fiscal quarter ended November 30, 2017.

____________

2018 First Fiscal Quarter Financial Highlights (in comparison to the same period of last fiscal year)

•	Revenue was RMB465.2 million, up 23.0%
•	Gross profit was RMB216.8 million, up 39.0%; gross margin was 46.6%, up from 41.2%
•	Operating income was RMB137.1 million, up 27.6%; operating margin was 29.5%, up from 28.4%
•	Net income and adjusted net income(1) were RMB119.1 million, up 42.0%; net margin and adjusted net margin(1) were 25.6%, up from 22.2%
•	EPS was RMB1.02 up 67.2% from RMB0.61, adjusted EPS(2) was RMB1.02, up 67.2% from RMB0.61
•	Adjusted EBITDA(3) was RMB161.4 million, up 28.6%; adjusted EBITDA margin(3) was 34.7%, up from 33.2%

____________

* In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

(1) Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expenses. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

(2) Adjusted EPS is defined as adjusted net income/(loss) divided by the weighted average number of ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

(3) Adjusted EBITDA is defined as EBITDA (which refers to income from operations, which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

“We are pleased to report our first fiscal quarter for 2018 fiscal year with robust academic, financial and operating results.” said Jerry He, Bright Scholar’s Chief Executive Officer “Our performance is a reflection of our commitment to quality education and to delivering the best academic results for our students. We are delighted that student enrollment has gone up 17% year–on-year with approximately 34,163 students enrolled at our schools as of November 30, 2017.  We provide our students with premier education services that have consistently delivered outstanding academic outcomes. As of the date of this release, approximately 51.0% of students in the 2018 graduating class of our international schools have received over 350 offers from global top 50 institutions. We anticipate a growing proportion of our student body receiving offers from these elite institutions and continuous improvement in student grades across all age groups this academic year."

"We have delivered a very strong set of business and operational results and executed our business strategies well by remaining steadfast in our strategic priorities, maintaining rigorous discipline on maximizing profitability and focusing investments on long term profitable growth. Our revenue grew by 23.0% with further margin expansion as supported by continuous enhancement within existing schools in utilization, student/teacher ratio and effective cost management.”

"Our results in first fiscal quarter demonstrate the continued progress we are making on our strategy. The rapid expansion of our network has never been more critical to our business success. We currently expect to open 12 new schools during fiscal 2018 of which eight commenced operation during the first fiscal quarter.  In December 2017, we have entered into an agreement to acquire 75% equity interests in five kindergartens to further strengthen our foothold in Hubei province of China. We currently expect to complete the acquisition by the end of the second fiscal quarter.

"We could not have furthered our success without the support of our senior business and academic leaders and ongoing recruitment and retention of top talents, which are critical building blocks to our long term and sustainable business growth. On December 15, 2017, our board of directors granted share options to purchase approximately 900,000 Class A ordinary shares of the Company or 17% of the total shares reserved under our current share incentive plan, to school principals and management team members with vesting period varying from 3 to 5 years. We expect the dilution impact to be less than 1% on a fully converted basis. ”

"We are very pleased with the positive industry trends, the encouraging regulatory environments and full year outlook for the business.   In fiscal 2018, we will continue to pursue domestic and international strategic investment opportunities in network expansion, test preparation, college counselling and extra curriculum that would further strengthen Bright Scholar’s position as the leader in the premium school market and will provide significant momentum to our continued growth.”

2018 First Fiscal Quarter ended november 30, 2017 UNAUDITED FINANCIAL RESULTS

Revenues

Revenues for the first fiscal quarter were RMB465.2 million, representing 23.0% increase from RMB378.2 million in the same period of last fiscal year.

The table below sets forth a breakdown of revenues:

	First Fiscal Quarter Ended November 30, 2017	First Fiscal Quarter Ended November 30, 2016	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	174.6	149.9	16.5%
Bilingual Schools	155.5	120.4	29.2%
Kindergartens	106.2	88.5	20.0%
Complementary	28.9	19.4	49.0%
Total	465.2	378.2	23.0%

International Schools: Revenue for the quarter was RMB174.6 million, representing a 16.5% increase from RMB149.9 million, accounting for 37.5% of total revenues as compared to 39.6% in the same period of last fiscal year, primarily due to a 15.3% increase in the average number of students from 6,266 to 7,227, and a 1.3% increase in the average tuition and fees from RMB23,900 to RMB24, 200 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB155.5 million, representing a 29.2% increase from RMB120.4 million, accounting for 33.4% of total revenues as compared to 31.8% in the same period of last fiscal year. This was primarily due to a 17.1% increase in the average number of students from 13,126 to 15,371, and a 9.8% increase in the average tuition and fees from RMB9,200 to RMB10,100 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB106.2 million, representing a 20.0% increase from RMB88.5 million, accounting for 22.8% of total revenues as compared to 23.4% in the same period of last fiscal year. This was primarily due to a 15.7% increase in the average number of students from 9,780 to 11,318, and a 4.4% increase in the average tuition and fees from RMB9,000 to RMB9,400during the comparison periods.

Complementary: Revenue for the quarter was RMB28.9 million, representing a 49.0% increase from RMB19.4 million, accounting for 6.2% of total revenues as compared to 5.1% in the same period of last fiscal year. This was primarily due to an increase in the revenue of élan English learning centers from RMB18.1 million to RMB24.7 million, and an increase of RMB2.9 million in other categories of revenue (e.g., camps) during the comparison periods.

Cost of Revenues

Cost of revenues for the quarter was RMB248.4 million, representing an 11.8% increase from RMB222.2 million in the same period of last fiscal year. This was primarily due to an increase of RMB21.7 million in staff costs as a consequence of an increase in the headcount of teaching staff as our school network expanded. The average number of our teachers and instructors increased by 14.0% from 3,098 to 3,533 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB89.0 million, representing a 2.9% decrease from RMB91.7 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB88.1 million, representing a 23.2% increase from RMB71.5 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB53.5 million, representing a 16.8% increase from RMB45.8 million in the same period of last fiscal year.

Complementary: Cost of revenues for the quarter was RMB17.8 million, representing a 34.8% increase from RMB13.2 million in the same period of last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was RMB216.8 million, representing a 39.0% increase from RMB156.0 million in the same period of last fiscal year. Gross margin for the quarter was 46.6%, as compared to 41.2% in the same period of the last fiscal year. The margin expansion was primarily attributed to the scale growth of existing schools, an increase in average tuitions and fees, and improvements in operational efficiency.

International Schools: Gross profit for the quarter was RMB85.6 million, representing a 47.1% increase from RMB58.2 million in the same period of last fiscal year. Gross margin for the quarter was 49.0%, as compared to 38.8% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB67.4 million, representing a 37.8% increase from RMB48.9 million in the same period of last fiscal year. Gross margin for the quarter was 43.3%, as compared to 40.6% in the same period of last fiscal year.

Kindergartens: Gross profit for the quarter was RMB52.7 million, representing a 23.4% increase from RMB42.7 million in the same period of last fiscal year. Gross margin for the quarter was 49.6%, as compared to 48.2% in the same period of last fiscal year.

Complementary: Gross profit for the quarter was RMB11.1 million, representing a 79.0% increase from RMB6.2 million in the same period of last fiscal year. Gross margin for the quarter was 38.4%, as compared to 32.0% in the same period of last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (4)

Total selling, general and administrative expenses and adjusted SG&A expenses(4) for the quarter were RMB80.6 million, representing a 63.8% increase from RMB49.2 million in the same period of last fiscal year, accounting for 17.3% of total revenues as compared to 13.0% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members to support business expansion, and the increase in marketing fees for brand promotion and professional services to support the growing business as a listed company.

____________

(4) Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expenses.

Operating Income and Operating Margin

Operating income for the quarter was at RMB137.1 million, representing a 27.6% increase from RMB107.4 million in the same period of last fiscal year. Operating margin for the quarter was 29.5%, as compared to 28.4% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income and adjusted net income for the quarter were at RMB119.1 million, representing a 42.0% increase from RMB83.9 million in the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted and adjusted basic and diluted net profit per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB1.02 and RMB1.02, respectively, up 67.2% as compared to profit of RMB0.61 and RMB0.61, respectively, in the same period of last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB161.4 million, representing a 28.6% increase from RMB125.5 million in the same period of last fiscal year.

Cash and Working Capital

As of November 30, 2017, the Company’s cash and cash equivalents and restricted cash totaled RMB1, 618.5 million, as compared to RMB1,896.7 million as of August 31, 2017.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2018

The Company reaffirms its guidance of organic growth published on November 8, 2017, which is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. U.S. Eastern Time (9:00 pm Beijing/Hong Kong Time) on January 24, 2018, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	800-905-945
United States:	1-888-346-8982
Canada Toll Free	1-855-669-9657
International:	1-412-902-4272

*Please ask to be joined into Bright Scholar Education Holdings Limited’s call.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10115383
Replay End Date:	January 31, 2018

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the combined and consolidated balance sheets, and the related combined and consolidated statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended November 30, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.6090, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 30, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on November, 2017, or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as income from operations (which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We define adjusted SG&A as expense excluding share-based compensation expenses. We incurred share-based compensation in the 2016 fiscal year only, which was associated with the acquisition of Mr. Jerry He’s equity interests in Impetus in January 2016.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss), enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation expenses, and without considering the impact of non-operating items such as interest income and income tax benefit and expenses. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, income tax benefit and expenses, depreciation expenses and share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of November 30, 2017, Bright Scholar operated 60 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the first three months of the 2018 school year ended November 30, 2017, Bright Scholar had an average of 33,916 students enrolled at its schools.

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* In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	November 30,
	2017	2017
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	1,883,000	1,609,793	243,576
Restricted cash	13,662	8,661	1,310
Held-to-maturity investments	6,390	5,000	757
Accounts receivable	20	373	56
Amounts due from related parties	7,940	6,853	1,037
Other receivables, deposits and other assets	30,535	50,161	7,590
Inventories	8,598	8,803	1,332

Total current assets	1,950,145	1,689,644	255,658

Property and equipment, net	423,344	425,938	64,448
Land use right, net	34,694	34,451	5,213
Intangible assets	21,177	20,547	3,109
Goodwill	104,035	104,035	15,741
Prepayment for construction contract	5,490	3,584	542
Deferred tax assets, net	25,337	19,571	2,961
Deposits for acquisition	78,750	78,750	11,916
Other non-current assets	43,660	32,355	4,896

Total non-current assets	736,487	719,231	108,826

TOTAL ASSETS	2,686,632	2,408,875	364,484

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	November 30,
	2017	2017
	RMB	RMB	USD

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB50,899 and RMB66,322 as of August 31, 2017 and November 30,2017)	50,899	67,716	10,246
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB62,138 and RMB54,566 as of August 31, 2017 and November 30,2017)	76,433	68,116	10,307
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB255,859 and RMB215,161 as of August 31, 2017 and November 30,2017)	272,479	233,260	35,294
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB13,958 and RMB14,359 as of August 31, 2017 and November 30,2017)	40,387	51,934	7,858
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB761,876 and RMB386,481 as of August 31, 2017 and November 30,2017)	761,876	387,330	58,606

Total current liabilities	1,202,074	808,356	122,311

Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB5,294 and RMB5,137 as of August 31, 2017 and November 30,2017)	5,294	5,137	777
Other non-current liabilities(including non-current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB59,806 and RMB48,051 as of August 31, 2017 and November 30,2017)	59,806	53,655	8,119

Total non-current liabilities	65,100	58,792	8,896

TOTAL LIABILITIES	1,267,174	867,148	131,207

EQUITY
Share capital	7	7	1
Additional paid-in capital	1,403,608	1,403,608	212,378
Statutory reserves	64,945	64,945	9,827
Accumulated other comprehensive income	(36,494)	(33,373)	(5,050)
Accumulated deficit	(15,933)	103,574	15,672

Shareholders’ equity	1,416,133	1,538,761	232,828
Non-controlling interests	3,325	2,966	449

Total equity	1,419,458	1,541,727	233,277

TOTAL LIABILITIES AND EQUITY	2,686,632	2,408,875	364,484

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30
	2016	2017
	RMB	RMB	USD
Revenue	378,151	465,223	70,392
Cost of revenue	(222,192)	(248,426)	(37,589)
	_______	_______	_______
Gross profit	155,959	216,797	32,803
Selling, general and administrative expenses	(49,229)	(80,563)	(12,190)
Other operating income	686	876	133
	_______	_______	_______
Operating income	107,416	137,110	20,746
Interest income, net	459	4,536	686
Investment income	683	5,096	771
Other expenses	(430)	(97)	(14)
	_______	_______	_______
Income before income taxes	108,128	146,645	22,189
Income tax expenses	(24,211)	(27,497)	(4,161)
	_______	_______	_______
Net income	83,917	119,148	18,028
	_______	_______	_______
Net income/(loss) attributable to non-controlling interests	23,247	(359)	(54)
	_______	_______	_______
Net income attributable to ordinary shareholders	60,670	119,507	18,082
	_______	_______	_______
Net earnings per share attributable to
ordinary shareholders (expressed in RMB per share)
Basic and diluted	0.61	1.02	0.15
	_______	_______	_______
Weighted average shares used in
calculating net loss per ordinary share:
Basic and diluted	100,000,000	117,250,000	117,250,000
	_________	_________	_________

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended November 30
	2016	2017
	RMB	RMB	USD
Net cash used in operating activities	(206,765)	(272,340)	(41,208)

Net cash used in investing activities	(34,925)	(10,138)	(1,534)

Net cash generated from financing activities	17,322	1,149	174

Effect of exchange rate changes on cash	-	3,121	472
	_______	_______	_______
Net change in cash and cash equivalents,
and restricted cash	(224,368)	(278,208)	(42,096)

Cash and cash equivalents, and restricted cash
at beginning of the period	362,451	1,896,662	286,982
	_______	________	_______
Cash and cash equivalents, and restricted cash
at end of the period	138,083	1,618,454	244,886
	_______	________	_______

Reconciliations of GAAP Results and Non-GAAP Results

 (Amounts in thousands)

	Three Months Ended November 30
	2016	2017
	RMB	RMB	USD
Net income	83,917	119,148	18,028

Adjusted net income	83,917	119,148	18,028

Net income	83,917	119,148	18,028
Less: interest income, net	459	4,536	686
Add: income tax expenses	24,211	27,497	4,161
Add: depreciation and amortization expenses	17,850	19,332	2,925
	_______	_______	_______
EBITDA	125,519	161,441	24,428

Adjusted EBITDA	125,519	161,441	24,428

Selling, general and administrative expenses	49,229	80,563	12,190

Adjusted selling, general and administrative expenses	49,229	80,563	12,190

Weighted average shares used in calculating earnings per share Basic and diluted	100,000,000	117,250,000	117,250,000
	_________	_________	_________
Adjusted net income attributable to Bright Scholar’s shareholders Basic and diluted	0.61	1.02	0.15
	_________	_________	_________